UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2004

TSAKOS ENERGY NAVIGATION LIMITED

(Exact name of Registrant as specified in its charter)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This document contains 36 pages. The exhibit index is located in page 2.

EXHIBIT INDEX

1.	Consolidated Financial Statements for the year ended December 31, 2003.

2.	Consent of Ernst & Young.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 26, 2004

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President